SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2013

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	2012 Announcement of Annual Results, dated March 14, 2013	A-1

2.1	Announcement, dated March 14, 2013	B-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: March 14, 2013	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

2012 ANNOUNCEMENT OF ANNUAL RESULTS

— Operating revenue reached RMB560.4 billion, up 6.1%

— EBITDA of RMB253.6 billion, up 1.0%

— Profit attributable to equity shareholders of RMB129.3 billion, up 2.7%

— Total customers reached 710 million, up 9.3%

—       Proposed final dividend of HK$1.778 per share, together with an interim dividend of HK$1.633 per share already paid, total dividend for 2012 amounting to HK$3.411 per share, representing a dividend payout ratio of 43%

CHAIRMAN’S STATEMENT

Dear Shareholders,

The year of 2012 brought positive momentum for the Group’s development, underpinned by China’s steady economic growth and the rapid development of the information and communications technology sector. At the same time, we faced intense challenges and development pressures, including greater penetration in mobile communications and a more complex competitive landscape. The emergence of new technologies and businesses, particularly in Internet, magnified the impact and substitution effect on the traditional communications sector. Against this challenging backdrop, the Group has adhered to its strategy of speeding up its strategic transformation, deepening reform and innovation, and enhancing its management capabilities in pursuing a healthy and sustainable business growth. As a result, the Group achieved steady growth in its operating results and was able to maintain its market leading position and profitability.

Financial Results

In 2012, the Group’s operating revenue maintained stable growth, reaching RMB560.4 billion, up 6.1% over last year. The Group continued to lead the industry in profitability, and profit attributable to equity shareholders increased 2.7% over last year to RMB129.3 billion, with the margin of profit attributable to equity shareholders reaching 23.1%. EBITDA rose 1.0% over last year to RMB253.6 billion, with EBITDA margin reaching 45.3%. Basic earnings per share grew 2.6% over last year to RMB6.43. Underpinned by a solid capital structure and strong cash flow, the Group is favourably positioned to manage risks and achieve sustainable development.

Business Development

In this competitive environment, the Group continued to focus on enhancing quality and services, furthering innovation and driving market expansion, and was able to maintain a steady business development. In 2012, the Group maintained its competitive advantage in terms of scale by expanding its total customer base to 710 million, including 87.93 million 3G customers. The net addition was 60.73 million and 36.72 million, respectively, for all customers and 3G customers. Voice services continued to develop and total voice usage volume reached 4,192.3 billion minutes, up 7.8% over last year. Data business achieved rapid growth, of which, wireless data traffic business became a major driver of operating revenue growth and accounted for an increase of 187.6% in traffic over last year. Revenue from wireless data traffic business increased by 53.6% over last year, contributing to 12.2% of the total operating revenue. The Group’s corporate customer business also experienced significant growth, with the total corporate customer base expanding to 3.46 million. The Group’s informationalization services for corporate customers maintained favourable growth momentum and the corporate customer dedicated-lines reached 781 thousand.

We remained committed to the mantra of “network quality is the lifeline for telecommunications companies” and that of “customers are our priority, quality service is our principle”. With a focus on maintaining our industry leading position in terms of customer satisfaction with network quality, we have further enhanced our product quality and service support. We also focused on improving the customer service interface and the customer experience. We continued to strengthen customer information security and customer rights protection. We have held up our industry leading position in customer satisfaction, and recorded the lowest number of escalated customer complaints in the industry.

Strategic Transformation

The Group embraced strategic transformation and achieved progress in three areas in particular, developing our Four- Network Coordination, strengthening infrastructure resource consolidation, and expanding into the mobile Internet sector.

Our Four-Network Coordination strategy has started to show its effect — network capacity and coverage continued to improve and traffic allocation was gradually optimized, providing strong support to our data traffic operations. We maintained our advantages in GSM network coverage and voice quality. By supporting our parent company in 3G (TD-SCDMA) network construction, we have achieved continuous 3G coverage in large and medium cities, as well as coverage for the county and above levels and for select towns, and have improved network utilization rates. We continued to refine WLAN management and improve coverage in areas with heavy traffic, and effectively allocated and channelled wireless data traffic. In cooperation with our parent company, we carried out large-scale TD-LTE trials in 15 cities, and have constructed networks of pre-commercial standard in Hangzhou, Guangzhou and Shenzhen. The trial in Hangzhou was well received by customers. We also received positive feedback from the relevant government bodies which have openly expressed their support for a faster TD-LTE development. In Hong Kong, we launched the TD-LTE/LTE FDD convergent network services. TD-LTE also accelerated its pace in internationalization, with the “Global TD-LTE Initiative” (GTI) currently enjoying the participation of 51 operators and 44 manufacturers. With the official launch of 14 commercial networks across the world, the TD-LTE industry continued to grow in scale.

We have enhanced our infrastructure build-up and swiftly strengthened our second mover advantages. We have upgraded our infrastructure resource capabilities including metro transmission networks, public Internet and Internet Data Centers (IDC). Through synergies with our parent company and attention to product differentiation and efficiency maximization, we are forming a full service product line focusing on corporate customer dedicated lines, IDC, convergent communications and high-end household broadband.

We embraced our mobile Internet development strategy to actively build up “smart pipes, open platforms, featured services and friendly interfaces”. In 2012, Mobile Market users and downloads increased dramatically. We sped up our mobile Internet deployment with initiatives such as the strategic investment in Anhui USTC and the convening of a Global Developers Conference. We also made progress in new specialty product areas, including mobile payments, cloud service, location service and intelligent voice portals. We continued to scale-up the “Wireless City” portals and build an operating system with a unified platform, provincial access, and centralized operations and management. With the expansion of its scope of application and scale, Internet of Things (IOT) also showed broad development potential.

Reform and Innovation

In 2012, the Group moved forward with our transformation and innovation through management centralization, operations specialization, market-oriented structures, and a more flattened organizational structure as well as standardization of procedures.

We continued to promote our specialized operations in terminal sales, corporate customers, international business, IOT, mobile Internet and other fields. China Mobile Device, together with its partners along the supply chain, is constantly enriching terminal models, enhancing product quality, and streamlining distribution channels to greatly enhance the competitiveness of its products and sales. China Mobile International is gradually forming its global network capabilities and establishing its international network and platforms. Through the launch of highly competitive products, the international business experienced steady growth.

We are proactively building centralized and standardized shared infrastructure. We have already seen successful results in building national data centers, call centers and a warehousing and logistics system. We also promoted centralized planning, manufacturing and services for our shareable infrastructure and resources to harness the advantages of economies of scale and to achieve higher efficiency and cost reduction. We vigorously pursued scientific and technological innovation to promote our organic growth and to enhance our core competitiveness. At the same time, we steadily implemented reforms in the areas of organizational structures, incentive schemes, management models and talent management. In order to refresh the vitality of our business, we also made efforts to establish the organizational structures and incentive schemes that match the strategic transformation and fit the mobile Internet era.

Corporate Governance

Abiding by corporate governance principles of integrity, transparency, openness and high efficiency, the Group instituted a sound governance structure and took practical measures to ensure best corporate governance practices. In 2012, in accordance with a series of new requirements under the “Corporate Governance Code” and the Listing Rules of the Hong Kong Stock Exchange, we took timely and appropriate measures to strengthen our corporate governance. We continued to improve our legal risk management system and thereby, strengthened the legal support for the Company’s innovative developments and organizational reform. Furthermore, we reinforced a strict code of conduct at both the Company’s managerial and employee level. We also improved our internal audit and control system by paying attention to key operational and management risks, focusing on key areas such as procurement and collaborative operations. The initiatives taken by the Group to improve the risk management systems will ensure that we are operating in an orderly, efficient and secure manner.

Corporate Social Responsibility

The Group attaches great importance to corporate social responsibility. In 2012, we actively implemented a strategy of sustainable development which enabled us to integrate social responsibility in our day-to-day operations. This entailed efforts to actively leverage the advantage of information communications technology (ICT) to create integrated economic, social and environmental value. We are committed to safeguarding communication network and information security by upholding our dedication to providing emergency and reliable telecommunication services. We maintained the goal of reducing the digital divide; since 2004, we have supported our parent company to actively promote the “Village Connected Project”. Through this project, we have helped a total of 111 thousand remote villages to establish basic communication facilities. In keeping to energy conservation, we furthered our “Green Action Plan” to utilize mature technologies while developing new energy saving applications. This year, our power consumption per unit of telecommunications traffic was reduced by 15% compared to last year. We continued to support various philanthropic activities through the China Mobile Charity Foundation. Over the past years, we trained a total of 48 thousand primary and secondary school principals in rural areas in central and western China, built 1,694 libraries and 674 multi-media classrooms, and treated 593 children with congenital heart diseases. During the five years of the “China Warm 12.1” Project, we provided livelihood and educational assistance to 15 thousand children who lost their parents to AIDS or were in extreme poverty.

Resignation of Director

On 14 December 2012, Mr. Xu Long resigned from his position as an Executive Director due to work re-arrangement within the Group. On behalf of the Board, I take this opportunity to acknowledge the contributions of Mr. Xu to the Company with the highest regard and deepest gratitude.

Awards

The Group’s efforts continued to receive recognition and praise. In 2012, the Group was again included in the Financial Times’ “FT Global 500”, moving from 16th place last year to 8th place in this year’s ranking. Our ranking also improved in Forbes Magazine’s “Global 2000” List, moving from 34th place last year to 31st place in this year’s ranking. The China Mobile brand was also named one of the “BRANDZTM Top 100 Most Powerful Brands” by Millward Brown and the Financial Times for the seventh consecutive year, ranking 10th among all companies considered and 1st among all Chinese companies. China Mobile, for the fifth consecutive year, was also the only Mainland Chinese company to be recognized by the Dow Jones Sustainability World Index. We were also included in the Hang Seng Corporate Sustainability Index for the third consecutive year and received an “Excellence Award in Sustainable Development” from the Hong Kong General Chamber of Commerce. In 2012, Moody’s and Standard & Poor’s maintained our corporate credit ratings at Aa3/Outlook Positive and AA-/Outlook Stable, respectively, equivalent to China’s sovereign credit rating.

Company Dividends

In view of the Group’s stable profitability in 2012 and taking into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.778 per share for the financial year ended 31 December 2012 in accordance with the dividend payout ratio of 43% planned for the full financial year of 2012. This, together with the interim dividend of HK$1.633 per share that was paid in 2012, amounts to an aggregate dividend payment of HK$3.411 per share for the full financial year of 2012.

In 2013, taking into consideration various relevant factors such as the Group’s overall financial condition, cash flow generating capability and the needs for future sustainable development, the Group’s planned dividend payout ratio for the full year of 2013 will be 43%.

The Board believes that the Company’s continuously stable profitability and strong cash flow generating capability will be able to support future sustainable development, while providing shareholders with a favorable return.

Future Outlook

China’s continued steady economic growth, its modern industrialization, informationalization, urbanization, agricultural modernization with Chinese characteristics, and the drive to stimulate domestic demand and consumption policy will provide us with a broad platform for developing the information service industry. The government encourages proprietary technological innovation, and fully supports the industrialization, commercialization and internationalization of TD-LTE, which will help speed up its development as a new generation of wireless broadband technology. The era of the mobile Internet has arrived with the rapid development of ICT, mobile broadband, intelligent terminals and the cloud platforms, and as a result, is integrating information services into every aspect of our lives. All these factors have brought us opportunities for development.

The field of information and communication is experiencing dramatic changes due to continuous technological innovation and emerging new businesses. A new industry landscape is shaping up quickly. Competition among communications operators is becoming increasingly fierce due to the increasing saturation in the communications market. There is also a growing substitution effect brought by the Internet business, causing more intense cross-sector competition. As the Group’s market position faces these challenges, its development is under an increasing downward pressure.

The Group’s development has reached a critical turning point and is presented with a distinct strategic opportunity. Facing such challenges and opportunities, we will focus on our strategic vision — “Mobile Changes Life”, and the continued pursuit of strategic transformation, reform and innovation, and healthy development. We aim to enhance overall network capacity, marketing capabilities, and management and personnel execution capabilities. In terms of network capacity, we will continue to further promote the Four-Network Coordination and the building up of infrastructure resource capacity. We will actively enhance the development capability of the mobile feature service. From the perspective of our marketing capabilities, we will strengthen maintenance of the existing business, drive data traffic operations and excel in corporate customer services, as well as increase terminal sales and related marketing support. In the effort to improve management, we will continue to focus on further cost reduction and improvement of efficiency. We will promote the Group’s strategic transformation and sustainable growth by focusing on fostering innovative business, exploring transformation models, accelerating structural adjustments and focusing on the quality and efficiency of development.

At the same time, we will look for appropriate investment opportunities in an active but cautious manner, striving to broaden our presence in the telecommunications market.

We will persevere and strive to create value for investors.

Xi Guohua

Chairman

14 March 2013, Hong Kong

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2012.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in Renminbi)

		Year ended 31 December
		2012	2011
	Note	RMB million	RMB million

Operating revenue (Turnover)	4
Voice services		368,025	364,189
Data services		166,348	139,330
Others		26,040	24,480

		560,413	527,999

Operating expenses
Leased lines		9,909	5,188
Interconnection		25,140	23,533
Depreciation		100,848	97,113
Personnel		31,256	28,672
Selling expenses		104,906	96,830
Other operating expenses	5	137,832	125,364

		409,891	376,700
Profit from operations		150,522	151,299
Other net income		2,208	2,559
Non-operating net income		615	571
Interest income		12,661	8,413
Finance costs		(390)	(565)
Share of profit of associates		5,685	4,306
Share of loss of jointly controlled entity		(1)	(1)

Profit before taxation		171,300	166,582
Taxation	6	(41,919)	(40,603)

PROFIT FOR THE YEAR		129,381	125,979

Other comprehensive income for the year
Exchange differences on translation of financial statements of overseas entities		(6)	(311)
Share of other comprehensive income of associates		(16)	(229)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		129,359	125,439

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in Renminbi)

		Year ended 31 December
		2012	2011
	Note	RMB million	RMB million

Profit attributable to:
Equity shareholders of the Company		129,274	125,870
Non-controlling interests		107	109

PROFIT FOR THE YEAR		129,381	125,979

Total comprehensive income attributable to:
Equity shareholders of the Company		129,252	125,332
Non-controlling interests		107	107

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		129,359	125,439

Earnings per share – Basic	7(a)	RMB6.43	RMB6.27

Earnings per share – Diluted	7(b)	RMB6.36	RMB6.20

EBITDA (RMB million)[1]		253,646	251,025

Details of dividends to equity shareholders of the Company are set out in note 8.

---------------

[1]

The Company defines EBITDA as profit for the year before taxation, share of loss of jointly controlled entity, share of profit of associates, finance costs, interest income, non-operating net income, depreciation and amortization of other intangible assets.

CONSOLIDATED BALANCE SHEET

(Expressed in Renminbi)

		As at 31 December
		2012	2011
	Note	RMB million	RMB million

Non-current assets
Property, plant and equipment		430,509	408,165
Construction in progress		55,507	56,235
Land lease prepayments		14,244	12,798
Goodwill		36,894	36,894
Other intangible assets		924	818
Interest in associates		48,343	43,794
Interest in jointly controlled entity		6	7
Deferred tax assets		13,544	10,913
Restricted bank deposits		5,418	122
Other financial assets		127	127

		605,516	569,873

Current assets
Inventories		7,195	7,944
Accounts receivable	9	11,722	9,165
Other receivables		8,605	19,483
Prepayments and other current assets		15,913	12,854
Amount due from ultimate holding company		102	170
Tax recoverable		153	91
Restricted bank deposits		–	32
Bank deposits		331,997	246,687
Cash and cash equivalents		70,906	86,259

		446,593	382,685

Current liabilities
Accounts payable	10	123,896	116,266
Bills payable		1,159	1,616
Deferred revenue		57,988	51,753
Accrued expenses and other payables		103,774	92,362
Amount due to ultimate holding company		39	285
Amount due to immediate holding company		16	33
Obligations under finance leases		68	68
Current taxation		10,856	10,861

		297,796	273,244
Net current assets		148,797	109,441
Total assets less current liabilities carried forward		754,313	679,314

CONSOLIDATED BALANCE SHEET

(Expressed in Renminbi)

		As at 31 December
		2012	2011
	Note	RMB million	RMB million
Total assets less current liabilities brought forward		754,313	679,314

Non-current liabilities
Interest-bearing borrowings		(28,619)	(28,617)
Deferred revenue, excluding current portion		(334)	(261)
Deferred tax liabilities		(51)	(17)

		(29,004)	(28,895)
NET ASSETS		725,309	650,419

CAPITAL AND RESERVES
Share capital		2,142	2,140
Reserves		721,305	646,924

Total equity attributable to equity shareholders of the Company		723,447	649,064
Non-controlling interests		1,862	1,355

TOTAL EQUITY		725,309	650,419

Notes:

1.	Basis of preparation

The Group’s financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are consistent with IFRSs. The financial statements also comply with HKFRSs, the requirements of the Hong Kong Companies Ordinance, and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	Changes in accounting policies

The IASB has issued a number of new or revised IFRSs, which term collectively includes IASs and interpretations, that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2012. The equivalent new or revised HKFRSs, which term collectively includes HKASs and Interpretations, consequently issued by HKICPA as a result of these developments have the same effective date as those issued by the IASB and are consistent with the pronouncements issued by the IASB. These developments have had no material impact on the Group’s financial statements. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3.	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in mobile telecommunications and related business. No Group’s geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China (for the purpose of preparing the financial statements, Mainland China refers to the People’s Republic of China (“PRC”) excluding the Hong Kong Special Administrative Region of the PRC (“Hong Kong”), the Macau Special Administrative Region of the PRC and Taiwan). The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

4.	Turnover

The principal activities of the Group are the provision of mobile telecommunications and related services in Mainland China and in Hong Kong.

Turnover represents voice services revenue, data services revenue and other operating revenue. Voice services revenue includes revenue derived from voice usage services (including usage fees and monthly fee) and voice value-added services. Data services revenue is mainly derived from short message services (“SMS”), multi-media message services (“MMS”), wireless data traffic, and applications and information services. Other operating revenue mainly represents interconnection revenue.

5.	Other operating expenses

	2012	2011
	RMB million	RMB million

Maintenance	39,184	35,096
Impairment loss of doubtful accounts	4,504	3,548
Impairment loss of inventories	313	87
Amortization of other intangible assets	68	54
Operating lease charges	12,752	11,235
Loss on disposal of property, plant and equipment	1	3
Write-off of property, plant and equipment	2,818	5,853
Auditors’ remuneration	101	96
Others (Note)	78,091	69,392

	137,832	125,364

Note: Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, labour service expenses and other miscellaneous expenses.

6.	Taxation

Taxation in the consolidated statement of comprehensive income represents:

		2012	2011
	Note	RMB million	RMB million

Current tax

Provision for Hong Kong profits tax on the estimated assessable profits for the year	(i)	191	112
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(ii)	44,325	41,693

		44,516	41,805

Deferred tax

Origination and reversal of temporary differences	(iii)	(2,597)	(1,202)

		41,919	40,603

(i)	The provision for Hong Kong profits tax is calculated at 16.5% (2011: 16.5%) of the estimated assessable profits for the year ended 31 December 2012.

(ii)

The provision for the PRC enterprise income tax is based on the statutory rate of 25% (2011: 24%–25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2012.

(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

7.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB129,274,000,000 (2011: RMB125,870,000,000) and the weighted average number of 20,090,824,422 shares (2011: 20,068,193,892 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2012	2011
	Number of shares	Number of shares

Issued shares as at 1 January	20,072,065,571	20,065,423,246
Effect of share options exercised	18,758,851	2,770,646

Weighted average number of shares as at 31 December	20,090,824,422	20,068,193,892

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB129,274,000,000 (2011: RMB125,870,000,000) and the weighted average number of 20,341,515,930 shares (2011: 20,315,252,412 shares), calculated as follows:

Weighted average number of shares (diluted)

	2012	2011
	Number of shares	Number of shares

Weighted average number of shares as at 31 December	20,090,824,422	20,068,193,892
Effect of deemed issue of shares under the Company’s share option scheme for nil consideration	250,691,508	247,058,520

Weighted average number of shares (diluted) as at 31 December	20,341,515,930	20,315,252,412

8.	Dividends

Dividends attributable to the year:

	2012	2011
	RMB million	RMB million

Ordinary interim dividend declared and paid of HK$1.633 (equivalent to approximately RMB1.331) (2011: HK$1.580 (equivalent to approximately RMB1.314)) per share	26,842	25,857
Ordinary final dividend proposed after the balance sheet date of HK$1.778 (equivalent to approximately RMB1.442) (2011: HK$1.747 (equivalent to approximately RMB1.416)) per share	28,979	28,441

	55,821	54,298

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.81085, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2012. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2012.

9.	Accounts receivable

Aging analysis of accounts receivable, net of allowance for impairment loss for doubtful accounts is as follows:

	As at 31 December
	2012	2011
	RMB million	RMB million

Within 30 days	7,696	5,979
31–60 days	1,606	1,447
61–90 days	882	732
Over 90 days	1,538	1,007

	11,722	9,165

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable over 90 days is mainly due to receivables arising from other telecommunications operators and certain corporate customers that are within credit term.

Accounts receivable are expected to be recovered within one year.

10.	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at 31 December
	2012	2011
	RMB million	RMB million

Due within 1 month or on demand	102,676	95,744
Due after 1 month but within 3 months	6,847	6,984
Due after 3 months but within 6 months	5,554	5,237
Due after 6 months but within 9 months	4,176	3,736
Due after 9 months but within 12 months	4,643	4,565

	123,896	116,266

All of the accounts payable are expected to be settled within one year or are repayable on demand.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited financial statements for the year ended 31 December 2012.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the financial year ended 31 December 2012, the Company has complied with all the code provisions of the Code on Corporate Governance Practices (before and after the revision to the Code on Corporate Governance Practices which came into effect on 1 April 2012) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year ended 31 December 2012.

ANNUAL GENERAL MEETING

The 2013 annual general meeting of the Company (the “2013 AGM”) will be held in the Conference Room, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong on Thursday, 30 May 2013 at 10:00 a.m.. The notice of the AGM, the accompanying circular and the proxy form will be despatched to shareholders in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

i.

from Friday, 24 May 2013 to Thursday, 30 May 2013 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2013 AGM. In order to be eligible to attend and vote at the 2013 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 23 May 2013; and

ii.

from Thursday, 6 June 2013 to Monday, 10 June 2013 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2012 final dividend. In order to qualify for the 2012 final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Wednesday, 5 June 2013.

Subject to the approval by shareholders at the 2013 AGM, the 2012 final dividend will be paid on or about 26 June 2013 to those shareholders on the register of members on 10 June 2013 (the “Record Date”).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10% enterprise income tax when it distributes the 2012 final dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2012 final dividend after deducting an enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2012 final dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body does not desire to have the Company withhold and pay the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend that it is entitled at or before 4:30 p.m. on Wednesday, 5 June 2013.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The annual report for the year ended 31 December 2012 will be published on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk in due course.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the year ended 31 December 2012 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2012, which contain an unqualified auditors report, will be delivered to the Registrar of Companies as well as made available on the Company’s website at http://www.chinamobileltd.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

PROPOSED CHANGE OF AUDITOR

This announcement is made by China Mobile Limited (the “Company”) pursuant to Rule 13.51(4) of the Listing Rules.

China Mobile Communications Corporation, the ultimate controlling shareholder of the Company, is a state-owned enterprise regulated by the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China (“SASAC”). Under the relevant requirements by the Ministry of Finance of the People’s Republic of China and SASAC, there are certain limits to the number of years for which an auditor may continuously undertake financial auditing work in respect of a state-owned enterprise and its subsidiaries (the “SASAC Auditor Requirements”). In view of the SASAC Auditor Requirements, the Company has reached a mutual understanding with KPMG on the non-renewal of the appointment of KPMG, the transitional arrangements and other related matters, and agreed that after KPMG has completed the audit work in respect of the Company for the financial year ended 31 December 2012 (the “FY 2012”), the Company will not re-appoint KPMG as its auditor for the financial year ending 31 December 2013 (“FY 2013”).

As recommended by the Audit Committee of the Company, the board of directors of the Company (the “Board”) has resolved to put forward an ordinary resolution at the 2013 annual general meeting of the Company (“2013 AGM”) to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (to be renamed as PricewaterhouseCoopers Zhong Tian LLP) as the auditors of the Company for FY 2013 for Hong Kong financial reporting and U.S. financial reporting purposes, respectively.

The Company has received a written confirmation from KPMG that there are no matters that need to be brought to the attention of the shareholders of the Company in connection with the above change. The Board confirms that there are no other matters that need to be brought to the attention of the shareholders of the Company in connection with the above change.

During the term of the appointment of KPMG as the Company’s auditor, there were no disagreements or unresolved matter between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The Company believes that the proposed change of auditor will not affect the publication of the annual results and annual report of the Company for the year ended 31 December 2012.

The proposed appointment of auditors of the Company is subject to approval by the shareholders of the Company by way of an ordinary resolution at the 2013 AGM. In accordance with the Listing Rules, the Company will despatch to its shareholders a circular in respect of the 2013 AGM containing details of the proposed appointment of auditors.

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The Board takes this opportunity to express its sincere gratitude to KPMG for the professional services it has rendered to the Company in the past years.

By Order of the Board
China Mobile Limited
Xi Guohua
Chairman

Hong Kong, 14 March 2013

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

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